

TRINITY CAPITAL CORPORATION

Internet –

http://www.lanb.com/tcc/annual.asp

Telephone –

1-800-525-9634
or 505-662-1099
or 505-662-1036

E-mail –

tcc@lanb.com

U.S. Mail –

Trinity Capital Corporation
1200 Trinity Drive
Los Alamos, New Mexico 87544

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 15, 2008

This notice is to inform you that the proxy materials for the 2008 Shareholders Annual Meeting are now available through Trinity Capital Corporation's website. We changed the manner in which you received Trinity's Annual Report and Proxy Statement. This new means of delivery, via the Internet, embraces our values of Innovation and Social Responsibility by reducing waste and will reduce the costs associated with printing and mailing Trinity's Annual Report and Proxy Statement. **You will still receive a Proxy Card in a separate mailing to be sent on or about April 17, 2008.**

The following materials are available for review at:

www.lanb.com/tcc/annual.asp



2007 Annual Report



2008 Proxy Statement



2008 Shareholder Meeting Invitation

You may still request a printed copy of these documents. If you want to receive a paper or e-mail copy of the above-listed documents you must request one. There is no charge to you for requesting a copy. To request material, please make your request for a copy through any of the contacts listed to the left on or before **May 10, 2008** to facilitate delivery prior to the Annual Meeting.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

2008 ANNUAL SHAREHOLDER MEETING

DATE: THURSDAY, MAY 15, 2008

TIME: 5:00 P.M.—COCKTAILS AND HORS D'OEUVRES

6:00 P.M.—ANNUAL MEETING

PLACE: HILLTOP HOUSE HOTEL
TYUONYI ROOM (3RD FLOOR)
400 TRINITY DRIVE
LOS ALAMOS, NEW MEXICO 87544

VOTING MATTERS

The following items are to be voted upon at the 2008 Annual Shareholders Meeting:

Item I Election of Directors—The Board of Directors has nominated three persons to serve as Class II directors, each of whom is an incumbent director. The Nominees are: Jerry Kindsfather, Steve W. Wells and Robert P. Worcester. We recommend you vote your shares **"For"** the director nominees.

Item II Ratification of Auditors—Trinity's Audit Committee has selected Moss Adams, LLP to serve as our independent registered public accounting firm for the year ending December 31, 2008. We recommend you vote your shares **"For"** the ratification of Moss Adams, LLP .









Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 15, 2008

ATTENDING THE SHAREHOLDER MEETING AND VOTING

Shareholders of record as of the close of business on April 1, 2008, will be entitled to vote their shares at the Annual Meeting. Your Proxy Card(s) will state the number of shares held under each of your accounts. Your vote is very important. If you are the record holder of your shares, you may vote either by mail or in person at the meeting.

You will receive a Proxy Card in the mail on or about April 17, 2008. If you do not receive a Proxy Card in the separate mailing, please contact us at the e-mail, address or telephone numbers below.

To vote by mail, complete and sign the Proxy Card that will be mailed to you in a separate mailing on or about April 17, 2008 and mail it in the accompanying pre-addressed envelope. No postage is required if mailed in the United States. If you mark your Proxy Card to indicate how you want your shares voted, your shares will be voted as you instruct. If you sign and return your Proxy Card but do not mark the card to provide voting instructions, the shares represented by your Proxy Card will be voted **"for"** all three nominees named in this Proxy Statement and **"for"** the ratification of Trinity's auditors and in accordance with the judgment of the proxy holders on any other matter properly brought before the meeting and any adjournments and postponements of the meeting.

If you want to vote in person, please come to the meeting. We will distribute written ballots to anyone who wants to vote at the meeting. Please note, however, that if your shares are held in the name of your broker or fiduciary, you will need to arrange to obtain a legal proxy from your broker or fiduciary in order to vote in person at the meeting.

Even if you plan to attend the Annual Meeting, you should complete, sign and return your Proxy Card in advance of the Annual Meeting in case your plans change.

CONTACT TRINITY CAPITAL CORPORATION

Please contact the Trinity Capital Corporation Stock Representatives, Ada Beth Carothers or Danette Clark, through the telephone numbers, e-mail or address below, to make the following requests:

- If you wish to receive physical copies of these reports;
- If you do not receive your Proxy Cards via a separate mailing on or about April 17, 2008;
- If you need to change or correct your name, address or other information;
- You have any questions regarding the receipt of Proxy Materials, voting or the Annual Shareholder Meeting.

Internet –

www.lanb.com/tcc/annual.asp

E-mail –

tcc@lanb.com

Telephone –

1-800-525-9634
or 505-662-1099
or 505-662-1036

U.S. Mail –

Trinity Capital Corporation
1200 Trinity Drive
Los Alamos, New Mexico 87544